Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 14, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 14, 2006, entitled "New Statoil board".

New Statoil board

Statoil ASA's (OSE: STL, NYSE: STO) corporate assembly has today, 14 June, elected representatives of the owners and employees to the group's board of directors.

Jannik Lindbæk was re-elected as chair and Kaci Kullmann Five was re-elected as deputy chair.

Grace Reksten Skaugen, Ingrid Wiik, Knut Åm and Finn Hvistendahl were re-elected as directors and Marit Arnstad was elected as a new director.

Lill Heidi Bakkerud and Morten Svaan were re-elected as employee-elected directors, while Claus Clausen was elected as a new employee-elected director.

All posts are for a period of two years.

Marit Arnstad (44) has since the turn of 2005/06 worked for the Schjødt law firm in Trondheim, and combined her job as a lawyer with boardroom work. She is chair of the board of the Norwegian University of Science and Technology in Trondheim (NTNU) and sits on the boards of NTE Nett and Aker Seafoods. Ms Arnstad was a member of the Norwegian parliament in the periods 1993-97 and 2001-05. She was minister of petroleum and energy from 1997-2000.

Claus Clausen (51) is responsible for technical process systems on the Statfjord field in the North Sea. A qualified engineer from Bergen College of Engineering, he has been employed by Statoil since 1991. Mr Clausen represents the Norwegian Society of Engineers (Nito), of which he has been deputy leader since 2003.

STATOIL ASA (Registrant)
Dated: June 14, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer